Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

On September 26, 2019, the following communication was distributed to certain employees of Gannett Co., Inc.

Dear Colleagues,

We are pleased to report that the Antitrust Division of the U.S. Department of Justice has completed its review of New Media’s proposed acquisition of Gannett. As a result, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, and we have domestic antitrust clearance for the merger.

This is an important milestone in our efforts to bring New Media and Gannett together and realize our shared commitment to expanding and promoting our digital offerings and high-quality journalism. This development means we are one step closer to delivering on the exciting opportunities a combination of our companies can deliver to the communities and businesses we serve as well as our employees. In terms of what happens next, each company will be scheduling a special meeting of shareholders for its investors to vote to approve the transaction. If you are a Gannett shareholder, please be on the lookout for the proxy statement that will be mailed to you in advance of our company’s special meeting.

We continue to expect to close the transaction by the end of 2019. Until then, we are operating as separate companies and it is business as usual for all of us at Gannett.

Thank you for your continued dedication and focus. As I’ve noted before, we will continue to provide regular updates on the process as we move forward.

Sincerely,

Paul

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between Gannett Co., Inc. (“Gannett”) and New Media Investment Group Inc. (“New Media”) and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements and are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (the “Registration Statement”) filed by New Media on August 29, 2019. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, on August 29, 2019, New Media filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a preliminary joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). These materials are not yet final and will be amended. Each of New Media and Gannett will mail a definitive Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Investors and securityholders may obtain more detailed information regarding the identity of potential participants in the solicitation of proxies, and their direct or indirect interests, in the preliminary Joint Proxy Statement that is included in the Registration Statement New Media filed with the SEC on August 29, 2019, and in the definitive Joint Proxy Statement when it becomes available. You may obtain free copies of these documents using the sources indicated above.